Exhibit 99.1

Investor News	Oliver Maier
Head of Investor Relations

Fresenius Medical Care
Else-Kröner-Straße 1
61352 Bad Homburg
Germany
T +49 6172 609-2601
F +49 6172 609-2301
oliver.maier@fmc-ag.com
www.fmc-ag.com

April 04, 2013

Fresenius Medical Care initiates share buy-back program and plans simplification of capital structure

Bad Homburg, Germany — The management board and the supervisory board of Fresenius Medical Care, the world’s largest provider of dialysis products and services, have approved a share buy-back program. Fresenius Medical Care ordinary shares with an aggregate value of up to €385 million (approximately US$500 million) shall be repurchased pursuant to a normal course issuer bid in the open market during the next six months. The program will be financed from cash flow and existing credit facilities.

The management board and supervisory board of the company also approved a proposal to optimize the organization’s capital structure by eliminating the remainder of the outstanding preference shares, which represent approximately 1.3% of the company’s total share capital. The company will ask shareholders at its upcoming annual general meeting (AGM) on May 16, 2013 and in a separate meeting of preference shareholders to be held after the AGM to approve the mandatory conversion of all preference shares into ordinary shares on a 1:1 basis.

The conversion will be effected without a requirement for any additional payment by preference shareholders. However, the company has been in discussions with a major preference shareholder, a reputable European financial institution, holding approximately 77% of the outstanding preference shares who has agreed with the company to support the proposed resolution and has furthermore undertaken to pay a conversion premium to the company relating to its preference shares.

The premium amount corresponds to an agreed value of the average spread during the 3-months period from January 1, 2013 through March 31, 2013 between the preference shares and the ordinary shares of approximately €9 per preference share or €27 million for the major preference shareholder’s total preference share position.

Mike Brosnan, chief financial officer of Fresenius Medical Care said: “Our company has had an excellent earnings growth and cash flow performance in the past years. We have always used some of our cash to make strong investments in the future growth of our business. Looking forward, we intend to further strengthen our business and enhance total shareholder return”.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.3 million individuals worldwide. Through its network of 3,160 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 257,916 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care AG & Co. KGaA is listed on the Frankfurt Stock Exchange (FME, FME 3) and on the New York Stock Exchange (FMS).

For more information about Fresenius Medical Care, visit the company’s website at www.fmc-ag.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

The conversion of the preference shares into ordinary shares will not be registered under the Securities Act of 1933. The conversion will be effected pursuant to an exemption from registration under Securities Act and, in the case of the European institutional investor, in an exempted “offshore transaction” pursuant to Regulation S under the Securities Act. The ordinary shares acquired by that institutional investor may not be offered or sold in the U.S. unless registered under the Securities Act or pursuant to an applicable exemption from registration requirements.